THOMPSON COBURN LLP

One US Bank Plaza
St. Louis, MO 63101
(314) 552-6077

September 29, 2008

VIA EDGAR CORRESPONDENCE

Jim O’Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC 20549

Re: Sparrow Funds (SEC File 811-08897)

Dear Mr. O’Connor:

     We are responding to your comments received on Friday, September 26, 2008 regarding the post effective amendment to the registration statement on Form N-1A for the Sparrow Growth Fund. Our responses to your comment are set forth below.

Comment: If the Fund incurred any interest expense during the period reflected in the fee table, or if any such expenses are expected to be incurred in the period covered by the expense limitation agreement, disclose these expenses.

Response: Fund management has confirmed to us that the Fund did not incur any interest expense during the most recent fiscal year, and that no such expenses are expected to be incurred during the period covered by the expense limitation agreement.

*          *          *

     Enclosed as Exhibit A are the required Tandy representations.

     We trust that our responses satisfactorily resolve the issues raised by the Staff. We appreciate the Staff’s consideration in accelerating the Fund’s post effective amendment # 12 to today, September 29, 2008. You can reach me at 314-552-6077 if you have any questions.

Sincerely,

THOMPSON COBURN LLP

/s/ Rita Kazembe

EXHIBIT A

SPARROW FUNDS

11330 Olive Boulevard, Suite 230
St. Louis, MO 63141

We acknowledge that:

•	the Sparrow Growth Fund (the “Fund”) is responsible for the adequacy and accuracy of the disclosure in the Fund’s filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Sparrow Funds

          By:/s/ Gerry Sparrow

               Gerry Sparrow, President